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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska signs Definitive Agreement to sell Thorn Property to Brixton for

$1.5 million in cash and 7 million shares

KSK13-02

Vancouver, BC – February 1, 2013:  Kiska Metals Corporation (“Kiska" or "the Company”) reports that, further to the news release dated January 8, 2013, the Company has entered into a binding Definitive Agreement dated January 31, 2013 to sell the Thorn Property to Brixton Metals Corporation for $1.5 million in cash (including $50,000 received upon execution of the Letter of Intent) and seven million shares of Brixton.

The completion of the transaction is subject to a number of conditions, including completion by Brixton of an equity financing to raise sufficient cash to finance the cash component of the consideration for the transaction, and receipt of all required TSX Venture Exchange approvals. The transaction is scheduled to close by February 28, 2013 or such other date as mutually agreed to by the parties. There can be no assurance that the transaction will be completed as proposed or at all.

The 189 square kilometre Thorn Property is located 120 kilometres northwest of Telegraph Creek, BC. Brixton signed an option agreement to earn a 51% interest in the Thorn by funding $5 million in exploration by the end of 2014 ($4.1 million spent to date). At Kiska’s election, Brixton could fund an additional $10 million in exploration to earn an additional 14% interest (totaling 65%) in the property. Exploration is targeting high sulphidation epithermal vein-hosted high-grade copper-gold-silver mineralization and breccia-hosted high-grade silver and gold mineralization.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

 "Jason Weber"

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com   and http://www.sec.gov